UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Pursuant to the notice of the 2018 annual general meeting of shareholders of Kornit Digital Ltd. (the “Company”), which was attached as Exhibit 99.1 to the Company’s report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on May 10, 2018, the Company hereby furnishes the following documents:

(i) Notice and proxy statement with respect to the Company’s 2018 annual general meeting of shareholders (the “Meeting”) to be held at 12:00 p.m. (Israel time) on June 14, 2018, at the Company’s offices at 12 Ha’Amal Street, Park Afek, Rosh Ha’Ayin, Israel, describing proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting; and

(ii) a proxy card for use in connection with the Meeting.

The notice and proxy statement is furnished with this report of foreign private issuer on Form 6-K as Exhibit 99.1 and the proxy card is furnished with this report as Exhibit 99.2.

The contents of Exhibit 99.1 to this Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-215404) and Form S-8 (File No. 333-203970, 333-214015, 333-217039 and 333-223794).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: May 21, 2018	By:	/s/ Guy Avidan
	Name:	Guy Avidan
	Title:	Chief Financial Officer

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Exhibit Index

Exhibit No.	Description
99.1	Notice and Proxy Statement related to 2018 Annual General Meeting of Shareholders of Kornit Digital Ltd.
99.2	Proxy Card for 2018 Annual General Meeting of Shareholders of Kornit Digital Ltd.

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